On January 26, 2001, the Fund acquired the net assets of Oppenheimer Insured Municipal Fund. The Fund issued 12,071,912 shares of beneficial interest, valued at $115,214,385, in exchange for the net assets, resulting in combined net assets of $668,704,377 on January 26, 2001. The exchange qualified as a tax-free reorganization for federal income tax purposes.